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                                                                     EXHIBIT I-1
                                 Form Of Notice

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-_____)
Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

______, 2001

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by _______, 2001 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After ________, 2001, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                           *     *     *     *     *
AGL Resources Inc., et al. (70-[___])

     AGL Resources Inc. ("AGL Resources"), a Georgia corporation, 817 West Peachtree Street, N.W., Atlanta, Georgia 30308, and Virginia Natural Gas, Inc. ("VNG"), a Virginia corporation, 5100 East Virginia Beach Boulevard,
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Norfolk, Virginia 23502, have filed an application-declaration ("Application")
under Sections 12(c) and 12(d) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rules 43(a) and 44(a) thereunder. VNG is a gas public-utility subsidiary of AGL Resources, a registered holding company under the Act. The Application seeks approvals relating to the proposed recapitalization of VNG.

     Specifically, the Applicants request authorization for VNG to repurchase its common stock from AGL Resources and for AGL Resources to sell that common stock to VNG. VNG will use the proceeds of certain debt financings exempt under Rule 52(a) of the Act to finance the share repurchase. VNG's target capital structure would include common stock and long and short-term debt securities, but in no event will VNG have less than 30% common equity in proportion to its total capitalization including short-term debt and current maturities of long-term debt. Shares repurchased will initially be held as treasury stock and, if authorized by VNG's board of directors, some or all of the repurchased shares may be cancelled, from time to time. The share repurchase will increase the debt recorded on VNG's balance sheet and reduce its capital and capital surplus accounts. The proposed recapitalization is more fully described in the Application.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                        Jonathan G. Katz
                                        Secretary